

August 22, 2019

Matias I. Gaivironsky
Chief Financial Officer
IRSA INVESTMENTS & REPRESENTATIONS INC
Moreno 877 24th Floor
Buenos Aires, Argentina

 Re: IRSA INVESTMENTS & REPRESENTATIONS INC
 Form 20-F for the fiscal year ended June 30, 2018
 Filed October 31, 2018
 Form 20-F for the fiscal year ended June 30, 2017
 Filed October 31, 2017
 File No. 001-13542

Dear Mr. Gaivironsky:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate and
 Commodities